Exhibit 99.(d)(43)

CALAMOS INVESTMENT TRUST

ORGANIZATIONAL EXPENSES AGREEMENT

CALAMOS INVESTMENT TRUST, a Massachusetts business trust (the “Trust”), and CALAMOS ADVISORS LLC, a Delaware limited liability company (“CALAMOS ADVISORS”), in consideration for the engagement by CALAMOS ADVISORS as the investment adviser for the series of the Trust designated Calamos Merger Arbitrage Fund (the “New Fund”) pursuant to a separate agreement, agree as follows:

1.            Advancement of Expenses. CALAMOS ADVISORS shall pay all of the New Fund’s organizational expenses, including but not limited to initial registration fees and fees for services rendered prior to commencement of the initial public offering of shares.

2.            Reimbursement of Expenses. The New Fund shall reimburse CALAMOS ADVISORS for such expenses advanced on the New Fund’s behalf upon receiving a request from CALAMOS ADVISORS seeking reimbursement.

3.            Obligation of the Trust. This agreement is executed by an officer of the Trust on the Trust’s behalf and not individually. The obligations of this agreement with respect to the New Fund are binding only upon the New Fund’s assets and property and not upon the Trust’s trustees, officers or shareholders individually. The Declaration of Trust under which the Trust was organized and operates is on file with the Secretary of the Commonwealth of Massachusetts.

Dated:   September 26, 2023

CALAMOS INVESTMENT TRUST		CALAMOS ADVISORS LLC

By		By
Name:	Erik D. Ojala	Name:	Thomas Herman
Title:	Secretary	Title:	Chief Financial Officer